Mail Stop 4561

December 15, 2008

Reuven Ben Menachem
Chief Executive Officer
Fundtech Ltd.
30 Montgomery Street, Suite 501
Jersey City, NJ 07302-3821

> **Re:** **Fundtech Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 000-29634**

Dear Mr. Menachem:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 31

1.   We note that your discussion of cash flows addresses the fiscal years ended December 31, 2007 and 2006, but does not address 2005. Please explain to us how you considered the opening paragraph to Item 5 of Form 20-F.

2.   We note that your trade receivables appear to fluctuate significantly between periods and we were unable to locate any discussion of these changes and the impact on your cash flows and liquidity. Please revise your future filings to address such fluctuations in this section.

3.   Please explain to us why you did not provide any discussion of investment liquidity issues within this section.

Item 18. Financial Statements

Note 2 – Significant Accounting Policies

e. Marketable securities, page F-10

4.   We note your disclosure indicating that your held-to-maturity securities include debt. Please tell us how you considered paragraph 20 of SFAS 115 with respect to information regarding the contractual maturities of these securities.

Note 4 – Marketable Securities, page F-19

5.   Please tell us how you considered each of the disclosure requirements of paragraph 19 of SFAS 115 for your held-to-maturity and available-for-sale investments.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief